Exhibit 21

Subsidiaries of PacificNet Inc	%
Directly 100% owned by PacificNet Inc.
PacificNet Strategic Investment Holdings Limited	100%
PacificNet Limited	100%
Pacific Financial Services Limited	100%
Directly owned by the aforesaid three companies
Guangdong Poly Blue Express Communications Co., Ltd.	51%
PacificNet Communications Limited	100%
PacificNet Epro Holdings Limited	50%
Pacific Smartime Solutions Limited	63%
PacificNet Telecom Solutions Inc.	15%
Beijing Linkhead Technologies Co., Ltd.	15%
PacificNet Clickcom Limited	15%
Billionaire International Investment Limited	51%
Take 1 Technologies Group Limited	51%
PacificNet IMobile Limited	51%
PacificNet Power Limited	15%
PacificNet Solutions Limited	15%
PacificNet Beijing Limited	100%
PacificNet Technology (Shenzhen) Limited	100%
PacificNet Games Limited	51%
Pacific 3G Information & Technology Limited	51%
Shanghai BELL-PACT Consulting Limited	40%
MOABC.com ("MOABC")	15%